Exhibit 99.1

Invitel Holdings A/S Announces Financial Results for the Quarter and Six Months Ended June 30, 2009

NEW YORK--(BUSINESS WIRE)--August 6, 2009--Invitel Holdings A/S (NYSE Amex U.S.:IHO), the successor to Hungarian Telephone and Cable Corp., announced today its financial results for the quarter and six months ended June 30, 2009.

The results for the quarter and six months (as successor) ended June 30, 2009 reflect the results of Invitel Holdings A/S and its subsidiaries. The results for the quarter and six months ended June 30, 2008 are the results of Invitel Holdings’ predecessor, Hungarian Telephone and Cable Corp.

The reporting currency has changed from U.S. dollars to euros. Following the reorganization as a Danish company in February 2009, Invitel Holdings, as a foreign registrant with the SEC, is permitted to report its results in euros. Reporting results in euros is more relevant given that the primary markets of Invitel Holdings' businesses are in Europe and its debt is primarily euro denominated.

SECOND QUARTER 2009 RESULTS

Please note that when comparing the financial results for the quarter ended June 30, 2009 to the financial results for the quarter ended June 30, 2008, the reported results in euros have been affected by the difference between the average Hungarian forint/euro exchange rates. The Hungarian forint depreciated against the euro by 15% with an average Hungarian forint/euro exchange rate of 285.93 during the quarter ended June 30, 2009 compared to the average Hungarian forint/euro exchange rate of 248.04 during the quarter ended June 30, 2008. This change in exchange rates had a negative impact on Hungarian forint denominated earnings when converted into euros.

Invitel Holdings revenue was EUR 81.7 million for the quarter ended June 30, 2009, which represents a 14% decrease compared to the quarter ended June 30, 2008. Segment gross margin decreased by 10% from EUR 68.3 million for the quarter ended June 30, 2008 to EUR 61.4 million for the quarter ended June 30, 2009. Segment Selling, general and administrative expenses decreased by 13% from EUR 33.8 million for the quarter ended June 30, 2008 to EUR 29.4 million for the quarter ended June 30, 2009. Income from operations remained on the same level as in the prior year and was EUR 13.8 million for the quarter ended June 30, 2009. Invitel Holdings’ net income attributable to ordinary shareholders for the quarter ended June 30, 2009 was EUR 16.7 million, or EUR 1.00 per ordinary share, compared to a net loss attributable to common shareholders of EUR 18.2 million, or EUR 1.11 per common share for the quarter ended June 30, 2008. This increase from a net loss to net income was principally due to a EUR 34.4 million decrease in loss on derivatives compared to the second quarter of 2008.

Mass Market Voice – Invitel Holdings’ Mass Market Voice segment gross margin was EUR 16.1 million for the quarter ended June 30, 2009, representing a decrease of 28% compared to the quarter ended June 30, 2008. The decrease was mainly due to the devaluation of the Hungarian forint against the euro and a 6% decrease in the number of subscribers inside the historical concession areas, as well as a 31% decrease in the number of low margin carrier select customers outside the historical concession areas. In functional currency terms, Mass Market Voice segment gross margin decreased by 17%.

Mass Market Internet – Invitel Holdings’s Mass Market Internet segment gross margin was EUR 6.7 million for the quarter ended June 30, 2009, representing a decrease of 15% compared to the quarter ended June 30, 2008. The decrease was primarily due to the devaluation of the Hungarian forint against the euro during the period. In functional currency terms, Mass Market Internet segment gross margin for the quarter ended June 30, 2009 decreased by 3%.

Business – Invitel Holdings’ Business segment gross margin was EUR 15.4 million for the quarter ended June 30, 2009, representing a decrease of 19% compared to the quarter ended June 30, 2008. The decrease was principally attributable to the devaluation of the Hungarian forint against the euro and the renegotiation and retention of certain major contracts. In functional currency terms, Business segment gross margin decreased by 5%.

Wholesale – Invitel Holdings’ Wholesale segment gross margin was EUR 23.2 million for the quarter ended June 30, 2009, representing an increase of 21% compared to the quarter ended June 30, 2008. The increase was primarily due to the increase in segment gross margin of our Wholesale Data business. This segment was not as affected by the exchange rate fluctuations between the Hungarian forint and the euro since most of the International Wholesale business is in euros.

Segment gross margin is a Non-GAAP financial measure, which is used by management to evaluate the performance of the business segments. The following table represents the reconciliation of segment gross margin to income from operations:

	Three Months Ended June 30,
(euros in millions)	2009	2008

Mass Market Voice	16.1	22.3
Business	15.4	18.9
Mass Market Internet	6.7	7.9
Wholesale	23.2	19.2
Segment Gross Margin	61.4	68.3
Backbone rental expenses	(3.2)	(3.9)
Network operating expenses	(4.3)	(4.1)
Direct personnel expenses	(3.4)	(3.5)
Selling, general and administrative	(18.5)	(22.3)
Depreciation and amortization	(18.2)	(20.7)
Income from operations	13.8	13.8

Invitel Holdings’ net cash provided by operations, which includes interest paid but excludes capital expenditure and debt repayments, was EUR 16.6 million for the quarter ended June 30, 2009.

RESULTS FOR SIX MONTHS

The results for the six months ended June 30, 2009 reflect the inclusion of the results attributable to the Memorex Acquisition for the full six months compared to the six months ended June 30, 2008, which only included the results from the Memorex Acquisition for four months.

Please note that when comparing the financial results for the six months ended June 30, 2009 to the financial results for the six months ended June 30, 2008, the reported results in euros have been affected by the difference between the average Hungarian forint/euro exchange rates. The Hungarian forint depreciated against the euro by 14% with an average Hungarian forint/euro exchange rate of 290.25 during the six months ended June 30, 2009 compared to the average Hungarian forint/euro exchange rate of 253.71 during the six months ended June 30, 2008. This change in exchange rates had an impact on Hungarian forint denominated earnings when converted into euros.

Invitel Holdings revenue was EUR 162.1 million for the six months ended June 30, 2009, which represents an 11% decrease compared to the six months ended June 30, 2008. Segment gross margin decreased by 6% from EUR 129.1 million for the six months ended June 30, 2008 to EUR 121.1 million for the six months ended June 30, 2009. Segment Selling, general and administrative expenses decreased by 8% from EUR 61.8 million for the six months ended June 30, 2008 to EUR 56.9 million for the six months ended June 30, 2009. Income from operations decreased by 3% compared to the six months ended June 30, 2008 and was EUR 28.0 million for the six months ended June 30, 2009. Invitel Holdings’ net loss attributable to ordinary shareholders for the six months ended June 30, 2009 was EUR 40.9 million, or EUR 2.46 per ordinary share, compared to a net loss attributable to common shareholders of EUR 15.4 million, or EUR 0.94 per common share for the six months ended June 30, 2008. This increase in net loss was principally due to foreign exchange losses of EUR 16.3 million during the six months ended June 30, 2009 compared to foreign exchange gains of EUR 22.3 million during the six months ended June 30, 2008, and an increase in interest expense of EUR 9.1 million. These changes being offset by a decrease in loss on derivatives of EUR 16.5 million and a decrease in deferred tax expense of EUR 5.8 million.

Mass Market Voice – Invitel Holdings’ Mass Market Voice segment gross margin was EUR 32.2 million for the six months ended June 30, 2009, representing a decrease of 27% compared to the six months ended June 30, 2008. The decrease was mainly due to the devaluation of the Hungarian forint against the euro and a 6% decrease in the number of subscribers inside the historical concession areas, as well as a 31% decrease in the number of low margin carrier select customers outside the historical concession areas. In functional currency terms, Mass Market Voice segment gross margin decreased by 17%.

Mass Market Internet – Invitel Holdings’s Mass Market Internet segment gross margin was EUR 13.2 million for the six months ended June 30, 2009, representing a decrease of 14% compared to the six months ended June 30, 2008. The decrease was primarily due to the devaluation of the Hungarian forint against the euro during the period. In functional currency terms, Mass Market Internet segment gross margin for the six months ended June 30, 2009 decreased by 1%. The lower growth reflects the overall slow down in the fixed line broadband market.

Business – Invitel Holdings’ Business segment gross margin was EUR 31.4 million for the six months ended June 30, 2009, representing a decrease of 17% compared to the six months ended June 30, 2008. The decrease was principally attributable to the devaluation of the Hungarian forint against the euro and the renegotiation and retention of certain major contracts. In functional currency terms, Business segment gross margin decreased by 4%.

Wholesale – Invitel Holdings’ Wholesale segment gross margin was EUR 44.3 million for the six months ended June 30, 2009, representing an increase of 40% compared to the six months ended June 30, 2008. The increase was primarily due to the inclusion of the operations attributable to the Memorex Acquisition, which had an impact of EUR 9.8 million. This segment was not as affected by the exchange rate fluctuations between the Hungarian forint and the euro since most of the International Wholesale business is in euros.

Segment gross margin is a Non-GAAP financial measure, which is used by management to evaluate the performance of the business segments. The following table represents the reconciliation of segment gross margin to income from operations:

	Six Months Ended June 30,
(euros in millions)	2009	2008

Mass Market Voice	32.2	44.2
Business	31.4	37.9
Mass Market Internet	13.2	15.3
Wholesale	44.3	31.7
Segment Gross Margin	121.1	129.1
Backbone rental expenses	(6.8)	(7.0)
Network operating expenses	(8.5)	(8.2)
Direct personnel expenses	(6.6)	(6.6)
Selling, general and administrative	(35.0)	(40.0)
Depreciation and amortization	(36.2)	(38.5)
Income from operations	28.0	28.8

Invitel Holdings’ net cash provided by operations, which includes interest paid but excludes capital expenditure and debt repayments, was EUR 31.9 million for the six months ended June 30, 2009.

COMMENTS FROM MARTIN LEA

Commenting on the financial results, Invitel Holdings’ President and CEO Martin Lea said, “We are clearly facing a challenging market in Hungary due to the macroeconomic conditions with Hungary being particularly badly impacted by the recession. This is affecting in particular our Mass Market Voice and Mass Market Internet businesses. Our Business segment activities continue to perform well although this segment too has been impacted by the slow down. On the other hand, our Wholesale business has continued to show good growth driven by the continuing increase in demand for capacity across the region. Management is focusing on carefully managing the operating costs base and capital expenditures during this difficult period.”

CONFERENCE CALL

On Thursday, August 6, 2009 (at 14:00 UK time, 15:00 CET, 9:00 AM ET) the CEO and CFO of Invitel Holdings will host a conference call to discuss Invitel Holdings’ second quarter and semi-annual 2009 financial results. You can participate in the conference call by dialing 800-224-62666 (UK toll free), +1-201-689-8567 (International) or +1-877-407-0782 (U.S. toll free) and referencing “Invitel Holdings”.

A webcast of the call and the presentation materials will be available on the Invitel Holdings web site at www.invitel.hu under “Investor Relations”. The webcast will be archived for 30 days.

In addition, a replay of the call will be available two hours after the call has ended and through August 20, 2009. To access the replay of the call, please dial +1-877-660-6853 (U.S. toll free) or internationally dial +1-201-612-7415 and enter the account (286) followed by the replay access code (327779).

A copy of the presentation materials will also be filed with the U.S. Securities and Exchange Commission prior to the call.

ABOUT INVITEL HOLDINGS A/S

Invitel Holdings A/S is the number one alternative and the second-largest fixed line telecommunications and broadband Internet Services Provider in the Republic of Hungary. In addition to delivering voice, data and Internet services in Hungary, it is also a leading player in the Central and Eastern European wholesale telecommunications market.

Forward-Looking Statements

The information above includes forward-looking statements about Invitel Holdings and its subsidiaries. These and all forward-looking statements are only predictions of current plans that are constantly under review by Invitel Holdings. Such statements are qualified by important factors that may cause actual results to differ from those contemplated, including those risk factors detailed from time to time in Invitel Holdings’s Securities and Exchange Commission (“SEC”) filings, which may not be exhaustive. For a discussion of such risk factors, see Invitel Holdings’s filings with the SEC including, but not limited to, its 2008 Annual Report on Form 20-F. Invitel Holdings operates in a continually changing business environment, and new risk factors emerge from time to time. Invitel Holdings cannot predict such new risk factors, nor can it assess the impact, if any, of such new risk factors on its business or events described in any forward-looking statements. Invitel Holdings has no obligation to publicly update or revise any forward-looking statements to reflect the occurrence of future events or circumstances.

Invitel Holdings A/S Financial Highlights (in millions of euro, except per share data) Statements of Operations

	Six Months Ended June 30, 2009 (unaudited)	Six Months Ended June 30, 2008 (unaudited)

Mass Market Voice	38.9	56.0
Business	40.6	49.9
Mass Market Internet	16.2	18.5
Wholesale	66.4	58.2
Total Revenue	162.1	182.6

Segment Cost of Sales	(41.0)	(53.5)

Income (loss) from Operations	28.0	28.8

Interest Expense	(47.0)	(37.9)

Foreign exchange gains (losses), net	(16.3)	22.3

Gains (losses) on derivative financial instruments	(8.1)	(24.6)

Net income (loss) attributable to shareholders	(40.9)	(15.4)

Net income (loss) per share	(2.46)	(0.94)

Invitel Holdings A/S Financial Highlights (in millions of euro, except per share data) Statements of Operations

	Three Months Ended June 30, 2009 (unaudited)	Three Months Ended June 30, 2008 (unaudited)

Mass Market Voice	19.5	28.0
Business	20.1	25.0
Mass Market Internet	8.1	9.4
Wholesale	34.0	32.5
Total Revenue	81.7	94.9

Segment Cost of Sales	(20.3)	(26.7)

Income (loss) from Operations	13.8	13.8

Interest Expense	(17.9)	(19.5)

Foreign exchange gains (losses), net	33.5	31.2

Gains (losses) on derivative financial instruments	(9.6)	(44.0)

Net income (loss) attributable to shareholders	16.7	(18.2)

Net income (loss) per share	1.00	(1.11)

	Invitel Holdings A.S. Financial Highlights (in millions of EUR, except per share data) Balance Sheets

	Period Ended	Period Ended
	June 30,	December 31,
	2009	2008
	(unaudited)

Current Assets	86.1	100.3
Property, Plant and Equipment, net	525.2	547.7
Total Assets	835.7	890.6

Total Current Liabilities	163.4	181.2
Long Term Debt	685.9	665.3
Total Shareholders Equity	(87.0)	(39.7)
Total Liabilities and
Shareholders Equity	835.7	890.6

CONTACT:
For: Invitel Holdings A/S
Hungary:
Chief Financial Officer
Robert Bowker, (011) 361-801-1374
or
U.S.:
General Counsel
Peter T. Noone, 206-654-0204